                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20546


                                   FORM 10-SB



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934





                                  FONECASH, INC
--------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



DELAWARE                                                       22-3530573
--------------------------------------------------------------------------------
(STATE OR OTHER JURISDICTION OF INCORPORATION               (I.R.S. EMPLOYER
OR ORGANIZATION)                                            IDENTIFICATION NO.)




90 PARK AVENUE, SUITE 1700, NEW YORK, NEW YORK                       10016
--------------------------------------------------------------------------------
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                         (ZIP CODE)


Issuer's telephone number (212) 984-0641
                          --------------

SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:         NONE



SECURITIES REGISTERED UNDER SECTION 12(G) OF THE ACT:



                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
-------------------------------------------------------------------------------
                                (TITLE OF CLASS)


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                                   FORM 10-SB
                                TABLE OF CONTENTS

                                     PART I

ITEM 1            DESCRIPTION OF BUSINESS

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF CURRENT FINANCIAL CONDITION AND PLAN OF OPERATION

ITEM 3            DESCRIPTION OF PROPERTY

ITEM 4            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

ITEM 5            DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6            EXECUTIVE COMPENSATION

ITEM 7            CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

ITEM 8            DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1            LEGAL PROCEEDINGS

ITEM 2 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTER

ITEM 3            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4            RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5            INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 6            FINANCIAL STATEMENTS

                                    PART III

ITEM 1            INDEX TO  EXHIBITS

ITEM 2            DESCRIPTION OF EXHIBITS


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ITEM 1 -BUSINESS

Fonecash, Inc. (the "Company") was incorporated under the laws of the State of Delaware on August 7,1997 and is in its development stage. It has had no operating revenues to date. The Company incurred operating losses of $413,236 from Inception to September 30,1999. The Company expects its accumulated deficit to grow for the foreseeable future.

The Industry

The industry is generally referred to as the as the transaction payment industry and is divided into two major segments. In one segment are the manufacturers of hardware, known as terminals, which are electronic devices for capturing the data from some medium such as a magnetic stripe on plastic cards, or from data stored on a microchip embedded on a plastic card.

In the other segment of this industry are the transaction payment processors such as First Data Corporation (FDC), Paymentech, Nova Information Systems and several other smaller processors, who, when the data from these terminals is transmitted to their computers by wired or wireless transmission, verify the card as being valid and authorize the purchase for the specific amount indicated by the merchant.

The Company's Operation to Date

The Company has developed a system of processing credit cards for an under served community of low volume merchants and in-home salespersons consisting of a low cost terminal and a system of computers, utilizing established communications networks, both wired and wireless, for processing the data from credit and debit cards.

The Company intends to market a product line that is low cost, high quality and low maintenance, and thus, anticipates that it will be able to compete with the current makers of terminals. In addition to the terminals, the Company intends to utlize a different, simplified method for collecting and transmitting the credit card data.

The Company has never operated under any other name, nor has is ever been involved with any bankruptcy, receivership or similar proceeding or engaged in any material reclassification, merger, consolidation, or purchase or sale of assets.

On October 10,1997, the Company signed an agreement with Advance Data Information, Ltd., (hereinafter "ADI"), located in Taipei, Taiwan, to supply the design engineering for the hardware and the software of the Company's products. ADI is a privately owned company of Dr. John Wu, a U.S. citizen, who employs


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eight engineers in all stages of the engineering process from concept to design of hardware and operating systems to selection of a manufacturer and inspection and quality control of the final product.

On November 1,1997, the Company entered into a License agreement with Mr. Thomas
J. Ulrich by which it acquired exclusive, worldwide rights to a U.S. patent 4,803,719, dated June 4,1987, which provides a method for powering telephone devices directly from the telephone line without external power. The patent runs until the year 2004. The Company has agreed to pay Mr. Ulrich a signing bonus of $5000 and another $25,000 upon first funding from an Initial Public Offering. To date only $5,000 has been paid. The agreement also provides a royalty of 3% of the gross sales of all licensed products and an annual minimum fee of $10,000 in 2000 and $20,000 for each year thereafter. In addition, minimum sales revenues of $500,000 for the year 2000 to a total $2 million in sales for the year 2003 and thereafter were agreed to. This patent allows the Company to make an electronic terminal that can be used by merchants when payment is made with a credit or a debit card. The terminal is called "fonecash" and, in conjunction with the automated computer system, is flexible enough to expand into many markets, including the hospitality industry, mobile sales organizations, multi-level marketing companies, home shopping, home banking, secure movie payment, and pre-pay card activation.

Much of the Company's effort from inception to the present has been focused on the design and engineering of the products, laboratory testing of the first models, and the making of molds for the volume manufacturing process. To date the Company has produced two terminals; one is a desk model and the another is a hand-held terminal similar to a cell phone. The Company is now in the process of manufacturing 1000 terminals which will be shipped early in 2000 for actual field testing of both models with potential customers. Testing includes the certification from the Federal Communication Commission (FCC) for all devices that are attached to the telephone network in the United States. Although the Company has sold none of its products during this development stage, the terminals are now ready to be sold.

Also, much of the time from inception to the present, the Company has been involved in the raising of capital, first from the sale of 502,250 shares of its common stock, and then, from the sale of an additional 657,372 shares from a Regulation D, Rule 504 offering. The total funds raised from these two stock offerings was $812,629.These funds were used for development of the Company's products, marketing activities, working capital, and investments.

The Company purchased 1 million shares in an Internet company called TradeandSwap.com. The Company paid $50,000 for an 8% share of the total outstanding stock. Management of the Company believes that its technology could be used for processing credit and debit cards for services purchased at various Internet sites. Management believes that the Company can benefit from having a


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stake in an Internet company with the potential of profits that would add value to the investment of the shareholders of the Company.

Another intended use of the funds was for possible acquisitions. The Company's philosophy has been to search for targets of opportunity that would add revenues and services so that, if the Company could gain revenues and needed equipment or services by an acquisition, it would not have to spend funds to create that same needed service. The Company has searched for companies with a marketing and sales force, or companies with revenues and communication equipment.

The Company has considered acquiring its partner's Taiwan company, ADI. The Company believes such an acquisition would help satisfy its a permanent need for a Research and Development division in order to stay ahead of the fast changing developments in the telecommunications industry which is the backbone of the Company's transmission network.

Another potential acquisition is a company in Florida, Fusion Capital, which was formed in 1996, and has been in the business of placing credit card terminals among merchants and has a trained sales forces and proven revenues. Such an acquisition would alleviate the need for the Company to recruit, hire and train its own sales force for the placement of the fonecash terminals.

The Company, however, has reached no substantive stage in its discussions with any potential target, nor to merge or acquire any company. While there have been discussions about several possible mergers, much depends upon the Company's approval for public trading of its stock since any merger would take place only with the issuance of cash and stock in order to conserve cash while making the best use of its publicly trading stock. Each potential acquisition may dilute investors ownership through the issuance of additional shares of the Company's stock, but a positive effect on the Company's balance sheet could occur from the added value created as a result of each acquisition. There can be no assurance, however, that these acquisitions will favorably affect the Company or its shareholders.

Since any merger or acquisition for the Company would depend greatly on its publicly trading shares, management of the Company also believes that, a possible method of getting its stock listed would be to purchase a reporting shell company. As a prudent measure, in order to protect its initial investors who took the greatest risks and who were anticipating the public listing of their shares, the Company decided to set aside a certain amount of funds as insurance to accomplish this goal. Also, in line with the thinking of the Company was that a reporting shell could be useful in acquiring an especially attractive company in the industry which wanted to become public and had useful assets and wished to combine with a public company in the fastest way possible. The Company sought to hedge its plans so that, if one avenue of getting to the public market was denied, another avenue was at hand. If both the Company and a fully owned subsidiary were to become publicly reporting companies, the outcome would add value to the investment of the shareholders.


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

No public shells have been purchased although the Company has identified a few possible targets. No discussions with the owners of the reporting shells have taken place, nor is there any assurance that the Company will purchase a reporting shell company, nor whether it is in the best interest of the shareholders that a shell company be purchased. In any event, shareholders of both companies would have to vote and agree to such a purchase and, at this time, neither discussions with shareholders, nor a vote has taken place.

The Company's Target Market

The Company believe that the following four potential markets for its products and system will experience the highest benefit and, therefore, these potential markets are the first priority for the Company's future sales efforts. While the Company has sold none of its products or services into these markets, the Company believes that the benefits of its products and services will increase the potential of sales to these specific targets.

         1. TRAVELING SALES REPRESENTATIVES. The Company anticipates that a large market for the fonecash terminal will be the traveling sales representative. The fonecash terminal is portable and ideal for this application The salesperson carrying this unit could be selling cosmetics, household products, insurance policies, encyclopedias or a number of other items. After a demonstration of products or an explanation of services, the in-home salesperson could accept payment by credit or debit card by merely attaching the fonecash terminal to the standard telephone. While the Company has not sold any of its products to in-home sales persons, it believes that use of the fonecash terminal by in-home salespersons represents a significant potential.

          2. HOME INSTALLED UNIT. With new programs such as secure Pay Per-View TV, home banking, home shopping clubs, groceries delivered to the home, restricted Internet access, payments of income taxes, and a variety of other programs, instant credit card payment is made available through the fonecash terminal. The telephone system is the largest wide area network (WAN) in the world and its use in connecting to every merchant gives the fonecash terminal the capability to act as a payment device for most any service. The fonecash terminal is user installed, cheap enough to be considered a give-away item, and will be positioned to address multiple markets because its Interactive Voice Response (IVR) system which will be installed on a computers will be designed to handle up to thousands of separate customers. Payment using a terminal is superior to speaking the credit card number to a merchant's representative on the telephone because one is not revealing the credit card number to a unknown person, thus avoiding one of the ways credit card numbers are stolen and sold to thieves who can use the data to make purchases, or sell the data to others who will use the credit card information fraudulently.


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

         3. PRE-PAY CALLING CARD ACTIVATION. The Company believes that the pre-pay telephone calling card market has been evolving for years and that such cards are now used widely in developed countries. In the United States, pre-pay telephone calling cards are often sold behind the counter at small merchant locations such as neighborhood 7/11 or gas station convenience stores. Since the cards are delivered ready to be used by anybody, this has created the problem for the merchant who has to protect these cards from being stolen and, therefore, has to keep the cards behind the counter out of sight of the potential customers. The better arrangement would be to have the cards located on stands throughout the store instead of behind the counter. The fonecash terminal solves this problem. When installed on the merchant's telephone line, the fonecash terminal allows the merchant to swipe the telephone card after it has been purchased and activates the card by swiping it through the fonecash terminal. This advantage means the merchants can place cards anywhere in the store knowing they are useless plastic until activated by the terminal. The use of the fonecash terminal to activate cards also gives the provider other unique advantages such as tracking sales, recharging cards on the fly, credit card purchases for cards, and credit card authorization services.

        4. LOW VOLUME MERCHANTS These are merchants with fewer than 20 credit card transactions a month. These merchants have the ability to take credit cards in payment for purchase of goods and services because various banks have opened up merchant bank accounts for these merchants. These merchants, however, have no electronic transaction terminal. These merchant take credit card transaction by making a paper impression of the card, then, after having the cardholder sign a receipt, the merchant take these paper receipts to a bank where they are then processed like paper checks with the funds being received in the merchant's bank account 4-5 days later. The process is long and the delay in depositing the funds causes serious cash flow problems for the merchant. Because the Company makes and will market a low cost, high quality, low maintenance terminal, it anticipates that it will be able to attract many of these low volume merchants who are seeking fast, simple and a low cost solution to their processing needs.

The Company's Future Strategy

The Company's goal is to establish itself as a prominent force in the automated transaction industry by pursuing the following strategies:

- Develop other markets for transaction automation, such as in-home sales and the home market.

- Target the low volume, paper based merchants which the Company estimates number approximately 1.3 million accounts held by domestic banks and financial institutions in the United States.

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

- Develop opportunities for transaction automation in the international payment processing market, which the Company believes is largely untapped and potentially larger than the U.S. market.

- Entering new segments of the payment processing market by developing terminals for in-home use to transfer money onto pre-pay telephone cards.

Management of the Company believes that the foregoing factors are the key elements of its operational strategy. There can be no assurances, however, that the Company will be successful in implementing the above strategies.

Sources of Revenues

Through September 30,1999, the Company had received no revenues from operations nor has it sold any of its products. If the Company can realize its goals as set forth above, revenue could potentially come from fees that merchants and merchants banks would pay to the Company for its terminals and use of its processing system.

Manufacturing

The manufacturing of the Company's products is done by Yue-Shoung, Ltd. an electronic manufacturer of telephones and telephone equipment, located in Taiwan, with revenues of $250 million in 1998. This supplier makes a line of electronic products, including touch screen displays, close-circuit video security systems, video telephones and similar electronic products.

Marketing Strategy

The Company has engaged a firm to create promotional brochures regarding the Company's terminals and Company's services, emphasizing price, quality and support services.

Annually, the Company plans to participate in 4 to 6 forums and exhibitions, such as the Retail Merchants' Show, the Debit Forum, the American Bankers' Association, the Fraud and Security Forum, the COMDEX show, where wireless products and innovative computer and telecommunication products are presented, and the Food and Restaurant exhibition. The Company has engaged a firm to design and place advertisements in several of the industry's leading publications, including Credit Card Management, the Blue Book Directory of the Credit Card Industry and P0S News, a monthly publication from Faulkner & Gray, a publisher in New York.

Products Terminal Hardware:

Currently there are two terminals, manufactured by Yue-Shoung, Ltd. in Taiwan, and available for sale by the Company unlike any similar terminal in the market.


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

Fonecash terminals operate on a different system than the terminals currently sold by its competitors, utilizing an Interactive Voice Response (IVR) network which means that the merchant is being prompted through the various steps involved in taking credit cards for payment of goods and services by the Company's computers.

FoneCash Terminals Main Unique Features

The Company believes that the main unique features that set fonecash terminals apart from the competition are:

-  Low cost
-  Telephone line powered/ no battery; no external power adapter needed
-  9 memory pre-dialer keys- easily programmable
-  Sophisticated call routing; works on any analog system
-  User friendly and user installable

Employees

The Company employs 3 full time employees in Taiwan who are engaged in development and manufacturing of the Company's products and the development of the Company's software and operating system, namely, one hardware engineer, one software engineer, and one firmware engineer , all of whom are engaged in research and development and ongoing quality assurance. Mr. Charboneau and Dr. Wu, as the only other full time employees of the Company have employment contracts but have not received compensation for their services.

Proprietary Rights

The Company licenses the marketing rights to the technology underlying a United States patent covering the fonecash terminal. The Company relies on copyrights to protect its operating system and various other software programs. The Company has registered the FoneCash trademark used in connection with its products and services in the United States. The Company relies primarily upon its know-how, rather than patents, to develop and maintain its competitive position. Tile Company enters into confidentiality agreements with its employees and third parties. However, there can be no assurance that others will not develop products and internal safeguards equivalent or superior to those of the Company, or that the confidentiality agreements and internal safeguards upon which the Company relies will be adequate to protect its interests.

Government Approval and Regulation

Government regulatory policies affect charges and terms for both private line and public network service. Therefore, changes in such policies which make it more costly to communicate on such networks could adversely affect the demand for



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terminals. In addition, the Federal Communications Commission requires that the
Company's products comply with certain rules and regulations governing their performance. The Company believes it has complied with all such rules and regulations with respect to its existing products.

Competition

The industry is generally referred to as the as the transaction payment industry and is divided into two major segments. In one segment are the manufacturers of hardware, known as terminals, which are electronic devices for capturing the data from some medium, such as a magnetic stripe on plastic cards, or from data stored on a microchip embedded on a plastic card.

The other segment of this industry consist of the transaction payment processors, such as First Data Corporation (FDC), Paymentech, Nova Information Systems and several other smaller processors, who, when the data from these terminals is transmitted to their computers by wired or wireless transmission, verify the card as being valid and authorize the purchase for the specific amount indicated by the merchant.

Terminal Manufacturers

The leader among the terminal makers is Verifone, a U.S. based company, publicly held and, since 1997, part of Hewlett-Packard. It is generally conceded that Verifone has market share of 65% of the terminal market worldwide, based upon delivery and installation of product.

Hypercom was founded in Australia, and has a U.S. base in Phoenix, Arizona and is a privately held company. Management believes Hypercom is the second largest maker of on-line stationary terminals with approximately 16% share of the market for sale and installation of these electronic devices.

Lipman is an Israeli based maker of terminals and, since 1995, has gained some 10 per cent of the market for sales of these terminals.

Dassault and Ingenico are both French companies and, along with some other makers, such as Goldstar of South Korea, make a line of terminals used mostly in these companies respective domestic markets. The Company believes their sales amount to no more than 10,000 units a year. These three makers, along with all the other smaller firms, amount to 9% of the market for terminals.

Payment Processors

All credit cards transactions must be cleared through a transaction payment processor, and all automatic credit card terminal which connect directly to the computers of the transaction payment processors must be certified by the transaction


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processor. Certification involves testing the capabilities of the terminal software by repeated transmission of test data which simulate real transactions, in order to prove to the transaction processor that the terminal software is compliant with all requirements of the processor's computer system. Transaction processors are not anxious to fully certify and support new transaction equipment because it is expensive to provide customer assistance to a large number of terminal models. Every piece of newly certified terminal translates to higher training cost for their customer service personnel and, therefore, they try to stick with one piece of equipment.

The resistance of the transaction processor to the introduction of new terminals is overcome because the fonecash terminal is not supported by the processor but by the Company. The processor merely receive a stream of data in digital form from the Company's computers for the benefit of low volume merchants. These low volume merchants represent an enlarged customer base for the processors, acquired with very little effort or expense on their part.

Risks from Competitors

Even though the Company believes it has strategies to overcome barriers to entry into this industry, the Company's competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company. Many of the competitors have extensive customer bases and strong customer relationships that they could leverage, including relationships with the Company's potential customers. These competitors also have significantly stronger customer service organizations than the Company. In addition, these competitors may adopt aggressive pricing policies. There can be no assurances that that the Company will be able to counter the impact, or the level of the competition.

In addition, the Company often faces additional competitive factors in foreign countries including, preferences for local vendors, difficulties in obtaining necessary certifications and government tariff policies. Finally, the Company believes that it will need to continue to introduce products containing enhanced features and additional application software programs in order to remain competitive. There can be no assurance that the Company will be successful.

Additional Risks Factors

An investment in the Company's common stock involves a high degree of risk. Investors should consider the following risk factors and the other information in this registration statement carefully before investing in the Company's common stock. The Company's business and results of operations could be seriously harmed if any of these risks actually happen.


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1. The Company's Limited Operating History May Prevent it From Achieving
Success.

The Company's inception date was August 1997. It has a limited operating history, which may prevent it from achieving success. The Company's has never had revenues and its operating profits are unproven. It will encounter challenges and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. Chief among these challenges and difficulties are:

-  persuading banks to outsource their paper-based merchant accounts;

- finding and hiring personnel with an expertise in computer software and hardware technology, banking, and credit card processing.

The Company may fail to address any of these challenges and the failure to do so would seriously harm the Company's business and operating results. It has limited insights into trends that may emerge and affect the Company's business.

2. The Company has Incurred Losses and Expects Future Losses

The Company has experienced operating losses in each period since inception and expects to incur losses in the future. On September 30,1999, the Company had an accumulated deficit of $413,236. The Company expects to increase its operating expenses. As a result, the Company will need to achieve revenues and profits. The Company's failure to achieve revenues would seriously harm the Company's business and operating results. In fact, the Company may not have any revenue growth.

3. The Company Depends on the Growth of Its Customer Base

The Company's success is substantially dependent on the growth of its customer base of merchants and banks that use its products and system. If the Company fails to develop a customer base sufficient to ensure profits, its business and operating prospects would be seriously harmed. The Company's ability to attract customers will depend upon on a variety of factors, including the price and the quality of the Company's service as well as the Company's ability to market its products and services effectively.

4. The Company Needs to Develop and Expand Its Sales and Marketing Capabilities.

The Company needs to expand its marketing and sales operations in order to increase market awareness of the Company's services and generate revenues. Competition for qualified personnel is intense, however, and the Company may not be able to hire enough qualified individuals in the future. The Company services require sophisticated sales effort targeted at senior management of banks and other potential customers. The Company has no assurance that it will be able to attract or hire the qualified personnel that it needs.


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

4. The Company Must Retain and Attract Key Personnel

The Company's success depends largely on the skills, experience and performance of the members of its senior management and other key personnel. The Company needs employees with knowledge of the credit card processing industry, Internet and computer technology, banking, and Internet security procedures. In the future, the Company's growth will depend upon its ability to attract and retain key management personnel.

5. Reliance on Key Personnel

The Company considers Daniel E. Charboneau and Dr. John Wu to be key employees. The loss of either of them could seriously harm the Company's business. The Company does maintain key man insurance on Mr. Charboneau and is in the process of establishing a policy for Dr. Wu. and, while these policies will protect the assets of the business , the loss of either of these employees will add a significant burden to the Company's future prospects.

6. The Company Needs Future Capital

The Company needs to raise funds, and funds may not be available on favorable terms, or at all. Failure to obtain funds on favorable terms could seriously harm the Company's business and operating results. Furthermore, if the Company issues additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of the holders of the Company's common stock. If the Company cannot raise funds on acceptable terms, it will seriously hamper its growth.

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or the Company's future financial performance. In some cases, one can identify forward-looking statements by terminology. For example, "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue", or the negative of these terms or other comparable terminology, indicate forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, one should specifically consider various factors, including the risks outlined in the Risk Factors section. These factors may cause the Company's actual results to differ materially from any forward-looking statement.

Although it believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, neither the Company nor any other person assumes responsibility for whether the forward-looking statements ultimately prove accurate. The Company will not update any of the forward-looking statements after the date of this registration statement to conform to actual results or to make changes in the Company's expectations that occur after the date of this registration statement.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

GENERAL

All phases of the Company's operations are subject to influences outside of the Company's control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include competitive pressures, interest rates fluctuations, inflation, especially of parts and labor, and other market conditions. Forward-looking statements are made by or on behalf of the Company based on knowledge of its business and the environment in which it operates, but, because of the factors listed above, as well as other commercial, environmental, are business factors over which the Company has no control, actual results may differ from those in the forward-looking statement. Consequently, all of the forward-looking statements made are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected effect on the business and/or operations of the Company.

The Company was incorporated in the State of Delaware on August 7,1997 and acquired the rights to a patent that allowed the Company to develop a low cost, portable electronic terminal that could be used by mobile merchants and in-home salespersons. The Company anticipates that it can generate revenues from sales of the terminals and from fees collected from each transaction. As of October 31,1999, no revenues have been generated from sales, but management anticipates sales to commence in 2000 after real-time tests are performed with a select group of merchants and in-home salespersons. No real-time or field test have been performed as yet and there are no assurances that these tests will be performed.

The Company was started by Messrs. Daniel Charboneau, the Chairman of the Board and Chief Executive Officer, and John Wu, Director and owner of Advance Data Information, Ltd, a Taiwan based research and development company. Messrs. Charboneau and Wu have paid certain expenses on behalf of the Company from personal funds and from Mr. Wu's business. Also, The Company borrowed a total of $45,344 from related parties to fund its initial operations with a remaining balance of $32,270. (See Note 11 of the Financial Statements.) No amount over $60,000 has been borrowed from any related party.

For the period ended December 31,1998, the Company raised seed capital through the sale of its common shares for a total of $84,965 of which $75,357 was used for


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

working capital, legal and accounting expenses, and registering a domain name on the Internet. The cash balance at the end of this period was $9,628.

Commencing January 1999 to September 30,1999, the Company raised a total of $727,664 through a private placement of its common stock under exemption provided by Rule 504 of Regulation D under the Securities Act of 1933, as amended. The proceeds were used to manufacture a starting inventory of terminals, marketing and sales activities, technical and engineering services, and working capital. The Company used these funds to register a web site located at www. fonecash.com. The Company has engaged Computer Solutions, located in North Carolina, to construct the web site encompassing products and services of the Company, as well as investor relations. The total capital raised from inception in 1997 until September 30,1999 was $812,629.

From January 1,1998 to September 30,1998, the loss from operations was $56,436. Of this amount, legal and professional fees amounted to $9,916; marketing expense totaled $6,500; office expenses, $12,715 and consulting fees, $27,250.

From January 1,1999 to September 30,1999, the loss from operations was $282,748. Legal and professional fees were $70,796; lease expense of $30,671; marketing expenses totaled $25,320; office expense, $21,320; wages and benefits for Taiwan employees, $22,969; R&D, $21,171, and consulting fees were $89,501.

The Company's plan of operation for the next twelve months is as follows:

First Half 2000
1. Test 400 terminals with four banks for a period of 30 days.
2. Test 100 terminals with 2 groups of in-home salespersons for 30 days.
3. Analyze data from the test and compare cost and profits.
4. Negotiate orders for installation of terminals with banks.
5. Negotiate with existing sales organizations for distribution and sales.

Second Half 2000
6. Provide salary and benefit compensation for Dr. Starr, Mr. Mauti and Mr. Mosher.
7. Start manufacturing 20,000 terminals.
8. Start development of wireless terminal models.
9. Delivery and installation of 20,000 terminals.

In order to implement its growth plans for the next six months, the Company must raise $500,000. After these field test have been completed successfully, the Company anticipates that it will obtain orders for its product and services which will then be able to be financed through traditional methods such as Purchase Order financing, Account Receivable financing, or Letters of Acceptance.

Failure to raise the $500,000 or the additional funding needed to finance it goals will have a material adverse effect on the financial position of the Company. There is no assurance that the Company will be able to raise any more working capital, and any such financing will cause dilution of the shares to the existing shareholders.

In order to raise the capital for these plans, the Company plans to complete a private offering of shares of its common stock which have not been registered under the Securities Act of 1933, as amended and will be sold in reliance upon an exemption from registration afforded by Regulation S which will not be offered to any person in the United States or to any U.S. person, as the term is defined in Regulation S of the Securities Act of 1933, as amended.

Capital Needs

The Company anticipates the need for additional capital in order to implement its plans for the second half of 2000. The Company estimates that it will need a total of $3 million to accomplish its goals for the period July to December 2000, that is, manufacturing of terminals, implementing salaries and benefits for personnel and initiation of R&D on the wireless model. The Company will need to sell additional shares in either a private or public offering. Although the Company has no financing commitment from a commercial source of funds or a letter of intent with an investment banker/underwriter, the Company remains confident that the financing resources should be available to meet the Company's future financing needs. There can be no assurance, however, that favorable financing terms will be available at the time financing is desired. Further, poor financial performance may adversely affect the Company's ability to attract commercial lenders, investors, or investment bankers to underwrite any future financing or stock offering.

Without financing, it would be difficult to cover working capital requirements and future capital expenditures. No assurance can be given that any efforts to raise additional capital will develop for the Company's common stock or that the Company will be able to find financing.

Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31,1999. The erroneous date can be interpreted in a number of different ways. Typically, in the case of computers and microchips which have only two digits representing the year, the concern is that the year 2000 will be interpreted as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions.

The Company has reviewed the majority of its primary Information technology (IT) systems and its own manufactured products and is able to confirm that these systems and products are year 2000 compliant. While problems may become evident later on in year 2000, the Company believes the potential impact, if any, should not materially impact the Company's ability to continue activities.

ITEM 3 - DESCRIPTION OF PROPERTY

The Company owns no property. The Company's principal office is located at 90 Park Avenue, Suite 1700, New York, New York 10016 and consist of 600 square feet of space at a cost of $600 to $800 a month, depending on the level of secretarial services that are used. The Company leases an additional location of approximately 1200 square feet at 475 Dobbs Ferry Road, White Plains, New York where it houses computers and inventory on a two year basis with an option to renew for another two years. The monthly rental is $1,850.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

The following table sets forth the stock ownership of each person known by the Company to be a beneficial owner of five percent (5%) or more of the Company's equity securities, each Director and executive officer individually and all Directors and Officers of the Company as a group. Each person has sole voting and investment power with respect to the shares shown unless otherwise indicated. As of October 31,1999, there were 5,159,872 shares issued and outstanding.

Name & Address                  Class      Amount Owned       Shares Beneficially
of Beneficial                                                 Owned % of Class
Owner
--------------------------------------------------------------------------------
Daniel E. Charboneau           Common      2,000,000                39.0
215 Central Park Ave.
Hartsdale, NY 10530

John Jiann-Shong Wu            Common      2,000,000                39.0
21 Street, 6 Fl, No.211
Chung-Cheng 4 Road
Kaoshiung, Taiwan

Carmine Auditore               Common        100,000                 2.0
8 Bridlepath Drive
Old Westbury, NY
11568

Arthur Murphy                  Common         20,000                 0.4
18 East Huron St.
Chicago,IL 60611

Total Shares of Officers and               4,120,000                80.4%
   Directors as a Group

There are no arrangements either presently or planned that will results in a change of control of the Company.

ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS

NAME                                 AGE             POSITION
Daniel E. Charboneau                 67              CEO/Chairman/President
John Jiann-Shong Wu                  47              Director
Daniel S. MacDonald                  64              Director
Arthur Murphy                        64              Director
Carmine Auditore                     53              Director
John Gill                            67              Vice President/CFO
H. Robert Mauti                      57              Vice President/Technical
Robert Mosher                        42              Vice President/Marketing
Gilbert Starr                        52              Vice President/Engineering

All current directors were appointed to their office in February 1999 and will hold office until the next annual stockholders' meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

None of the directors holds other directorships in other reporting companies.

The Company's management comprises:

DANIEL E. CHARBONEAU, CEO/President/Chairman of the Board:

Mr. Charboneau is an experienced management executive with over twenty years of accomplishments in the area of marketing, sales, organizational development, manufacturing and profit-center responsibilities. He has worked with several multi-national companies, including Bechtel International where he was Organization Development Consultant from 1974 to 1980, and with 3M in Asia from 1980 to 1984. In a joint venture with A&H, a jewelry maker in Rhode Island, Mr. Charboneau established a manufacturing plant in Taiwan whose products were exported worldwide. In addition to his duties on the Board of Directors, Mr. Charboneau directs the development of technologies, products, markets and manages business relations with Asian suppliers.

JOHN JIANN-SHONG WU, Director/Co-founder:

Born in China, Dr. Wu became an American citizen in 1978 and lives with his family in San Jose, California when he is not in Taiwan. Educated in Taiwan, Dr. Wu received His Master Degree in Computer Science from Florida Institute of

Technology and his doctorate in Electrical Engineering from Leland Stanford Junior University. From 1975 to 1982 he was a Researcher with Taiwan National Science, and from 1982 to 1988 a Senior Engineer and Project Manager with General Electric Company in Singapore. From 1989 to 1990, he was a Project Manager with Digital Equipment Corporation and from 1990 to 1991 he was Senior Consulting Engineer with Hewlett Packard. Dr. Wu has designed many products, both hardware and software, and founded his R&D facility to promote better design of electrical and telephonic products. From 1991 to 1996, Dr. Wu was co-founder and Vice President of V-Star Electronics, then, from 1997 until present, Dr. Wu started his own advanced laboratory, Advance Data Information and became a co-founder in FoneCash.

JOHN P. GILL, Vice President & Chief Financial Officer:

Mr. Gill is a financial management professional, a Certified Public Accountant, as well as an attorney. Mr. Gill spent 23 years from 1966 to 1989 with The Ogilvy Group, as treasurer, Corporate Treasurer, and as a Director on the Executive Committee. Mr. Gill is specialized in setting up accounting and auditing procedures, as well as expert in establishing banking and investor relationships. Mr. Gill is currently semi-retired but works as a consultant on a project by project basis.

H. ROBERT MAUTI, Vice President, Systems Management and Product Support:

From 1984 to 1993, Mr. Mauti worked for with Omron Systems of America as Regional Systems Manager and personally installed the world's first Omron interactive touch video system for ATM equipment in the Western Hemisphere. Mr. Mauti has been in charge of large data systems with RCA, Indiana National Bank, and was Vice President and Manager of planing for on-line computer systems with Atlantic National Bank. Mr. Mauti works as a consultant and is currently under contract with USPI Processing Inc. a software development company with contracts for the maintenance of various ATM throughout the U.S. Mr. Mauti will be responsible for all in-house software programming and supports marketing and sales and technical reviews with clients and customers for the Company.

ROBERT MOSHER, Manager, Marketing and Sales:

From 1991 to 1994, Mr. Mosher worked as national manager or OEM products and services for Verifone, the largest maker of credit and debit card systems in the United States. From 1985 to 1991, he worked at National Cash Register Corporation as Major Accounts Manager. He was Group Manager at Computer Automation from 1983 to 1985 and serves as a marketing client/server solutions sales representative, using UMX, 0S2, Windows, and Oracle systems for health, government and information services From 1995 until the present, Mr. Mosher is currently employed as Marketing Manager for Globix Systems, a company that leases time on its computer and servers. Mr. Mosher will direct all in-house marketing and sale personnel, as well as giving guidance to distributors worldwide.

GILBERT STARR, Manager, Engineering.

Mr. Starr holds a Ph.D in Electrical Engineering and is the author of many monograms and papers on microprocessors and computer applications. As president and owner of Micro Design Associates from 1974 to the present, he installed network office computer systems using Novel Network Lite and Novel Personal Netware. Mr. Starr will be in charge of all computer hardware systems as well as products manufactured in Asia or in the United States for the Company.

CARMINE AUDITORE, Director

Mr. Auditore has 17 years experience in the Marketing and Purchasing Divisions at J.C. Penny Co. His responsibilities included the scheduling, budgeting, development, purchasing, distribution and other matters related activities of all point-of-sale advertising materials shipped to over 1700 stores with sales of over 14 billion dollars throughout the United States. Since 1997, Mr. Auditore has been the sole owner of East Coast Entertainment which performs consulting in marketing, export, auto financing and ATM business.

DANIEL S. MACDONALD, Director

Mr. MacDonald has 22 years of experience in the mutual fund industry and is a Certified Financial Planner and holds licenses in real estate, insurance and securities. He has resided in Japan for from 1962 to 1972 as International Liaison for the Japanese Chamber of Commerce; he speaks Japanese fluently. From 1972 to 1986, he serves in various capacities with Oppenheimer Management Corporation, first in San Francisco as Regional Sales Manager and ending in New York as Senior Vice President and National Sales Manager. In 1989, Mr. MacDonald started MDIC, Inc. in Bronxville, New York, and for the last 11 years until present, remains as owner and manager of this financial services corporation specializing in mutual funds.

ARTHUR MURPHY, Director

Mr. Murphy has 10 years experience in South Korea as administrator of the Korean Association of Volunteer Agencies (KAVA), a community of voluntary agencies whose work was supported by both the Korean and American government agencies. In 1970, Mr. Murphy was employed as Assistant Assessor in the Office of the Cook County Assessor for Chicago and environs. In 1990 until the present, Mr. Murphy established Urban Real Estate Research, Inc, a company that performs services for individual property owners who seek adjustment to their real estate property taxes.

ITEM 6 - EXECUTIVE COMPENSATION

On August 7,1997, the Company entered into an employment agreement with its chairman and majority shareholder, Mr. Charboneau. Under the terms of this five year agreement, Mr. Charboneau shall receive a salary of $120,000 per year. Mr. Charboneau has never been paid this salary and has elected to contribute this pay to capital on the Company's books. The Company may terminate the agreement for cause with notice. Disability for up to two years at 100% of yearly salary is provided, and should the employee die during the term of employment, the Company shall pay the employee's estate $250,000. The Company pays for a keyman life insurance of $1 million with The Travelers Group with the Company as beneficiary in case of the death of Mr. Charboneau.

Currently, no other officers or key personnel receive compensation. If the Company becomes profitable and produces commensurate cash flow from operations, the Company's Board of Directors will decide the level of compensation and the timing for the commencement of this compensation.

The Company currently has no employee stock option plans, annuity, or pension plans in place although the Company does intent to provide these benefits at some future date if it can establish sales and positive cash flow.

Directors do not currently receive any cash compensation.


ITEM 7- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 10,1997, the Company entered into an agreement with Advance Data Information, Ltd. (ADI) for technical services in electrical engineering and software development. Dr. John Jiann-Shong Wu, the Company's director and co-founder, is the sole owner of ADI . The Company agreed to issue 200,000 shares of common stock at the signing of this agreement in return for services connected with the research and development of the Company's products. In addition, the Company shall have exclusive rights to any and all products developed as a result of this collaboration. Dr. Wu was also given a five year option to purchase 200,000 shares of common stock at 120% of the price of the initial public offering. Subsequently, in June, 1999, the Board of Directors approved a resolution issuing another 800,000 shares of common stock to Dr. Wu. for services rendered.

On February 4,1998, the Company signed an agreement with East Coast Entertainment, a company owned solely by Mr. Carmine Auditore, a director of the Company, for professional consulting services relating to public relations, publicity, advertising, investor relations and development of the Company's printed material. After the Company attains gross revenues of $300,000, annual compensation of $50,000 shall be paid in 12 equal installments and after the Company attains gross revenues of $500,000, the annual fee will be raised to $100,000.

The Company provided loans to Mr. Charboneau totaling $47,976, payable in one year at a rate of 6% interest.

There are no other transactions between the Company and officers, directors or promoters of the Company.

ITEM 8 - DESCRIPTION OF SECURITIES

                                  COMMON STOCK

The Company is authorized to issue 20,000,000 shares of common stock at $0.0001 par value. The holders of the shares are entitled to one vote for each share held and are entitled to dividend when, and if, declared by the Board of Directors. No dividends have ever been declared. As of December 31,1999, common shares issued and outstanding totaled 5,159,872.

There are currently no preemptive rights connected with the common stock.

                                 PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of no par value preferred stock. No shares were issued and outstanding as of December 31,1999. Each share of preferred stock is entitled to dividends when, and if, declared by the Board of Directors. There are currently no voting, conversion and liquidation rights, nor redemption or sinking fund provisions for the preferred stock.

                                     PART II

ITEM 1 - LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings threatened or contemplated against any of its officers or directors. In addition, the Company is not a party to any pending legal proceedings.

ITEM 2 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

As of the date hereof, there are 4, 502,500 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended.

As of October 31,1999, there were 153 shareholders of record of the Company's Common Stock.

None of the common stock is (i) subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company, or (ii) being or proposed to be, publicly offered by the Company, the offering of which could have a material adverse effect on the market price of the Company's common equity.

While there are no restrictions that limit the Company's ability to pay dividends on common equity, the Company has not paid, and does not anticipate, paying dividends in the foreseeable future.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS None.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES
As of October 31,1999, the Company has 5,159,822 shares of its common stock issued and outstanding of which shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and were issued in transactions exempt by reason of Rule 504 of Regulation D and promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

In connection with its formation, the Company issued a total of 4,000,000 at par value of $0.0001 to its two founders, Daniel E. Charboneau and Dr. John Jiann Shong Wu.

From June 1998 the Company raised seed capital from twenty four accredited investors, selling 502,250 shares of common stock for a total consideration of $167,500. This issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

SHARES ISSUED TO:                    CLASS OF SHARES                   AMOUNT
Robert Ahr                                Common                        5,000

Carmine Auditore                          Common                      100,000

Harold Blachly                            Common                       20,000

Herbert Blachly                           Common                       20,000

Christopher Castaldo                      Common                      148,750

Jerry Castaldo                            Common                       10,000

Gerald Castaldo                           Common                        2,500

E.R. Chillag                              Common                        5,000

Leonard Cohen                             Common                       10,000

Donald Daigle                             Common                       40,000

Leonard Cohen                             Common                       10,000

Barry Enders                              Common                       10,000

Michael Eggleston                         Common                        1,250

Rick Genzink                              Common                       40,000

Henry Hoffman                             Common                       10,000

Ernest Koeppen                            Common                       10,000


                                       23

Joseph A. Lampe                           Common                       12,500

Marc LeFevre                              Common                          500

Timothy Lynch                             Common                        2,000

Jennifer E. Nelson                        Common                        5,000

Virgil R. Plagge                          Common                       10,000

Lindsey Perry, Jr.                        Common                       10,000

Glen D. Primeau                           Common                       10,000

Mitch Warnike                             Common                       10,000

On January 4,1999, the Company issued a Offering Circular pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended, for 660,000 shares of $0.0001 par value common stock at $1.50 a share. The offering was closed with 657,372 shares having been subscribed for a the total of $645,129. Because the Company offered discounts to all, and any, potential investors based on certain quantities of shares purchased, the average price of a share of common was $1.25. The formula, stated in the Offering Circular which was given to all potential investors, was:

       NUMBER OF SHARES                            DISCOUNT
       2500 - 4999                                    5.0%
       5000 - 9999                                    7.0%
       10,000-24,999                                 13.0%
       25,000-49,999                                 16.0%
       50,000 or more                                20.0%

The effective price, taking into consideration the discounts, of the stock offering was $1.25 per share.

Shares Issued to:                     Class of Shares                  Amount
Robert Arh                                 Common                       5,000

Rui Albuquerque                            Common                       1,000

Ralph Amanna                               Common                      15,000

Robert Amend                               Common                       9,506

Gene Aydt                                  Common                       5,000

Calvert Arthur                             Common                       2,000

Shad Ayoub                                 Common                       1,000

Vegan Badlian                              Common                       3,500

Glenn Baille                               Common                      10,000

Robert Blane                               Common                       5,000

Nelson Lee Blane                           Common                       3,100

Aeyal Bohodona                             Common                       1,000

Todd Bouton                                Common                       5,000

William Boyton                             Common                       2,500

Jerry Bratton                              Common                      10,000


                                       24

Dennis Burroughs                           Common                       2,600

David Bulbow                               Common                         400

Joseph Bushman                             Common                       1,000

Joseph P. Camarda                          Common                       1,000

Joseph V. Camarda                          Common                       1,000

Rosemary Charboneau                        Common                       3,000

Keith Chesnut                              Common                       2,500

Robert Mark Chris                          Common                      10,000

Roy Clemes                                 Common                       1,000

Roy Victor Clemes                          Common                       1,000

Roberta Coco                               Common                       1,000

Gloria Conzett                             Common                       1,000

James Creglan                              Common                       1,000

Donald Daigle                              Common                      25,000

Darkenwald Family, L.P.                    Common                       1,000

Joseph DeRosa                              Common                       2,500

John Dewey                                 Common                       1,000

Andre Dobison                              Common                       2,500

Michael Dobison                            Common                       6,000

Milton Dobison                             Common                       1,000

Grace Donegan                              Common                       4,000

Dorothy Hawkins Trust                      Common                      10,000

Philip Drummond                            Common                       5,000

Dudley Larson                              Common                      10,000

James A. DuHaime                           Common                       7,500

Bryan Eisenhauer                           Common                       5,000

Heidari Farhad                             Common                       3,000

Douglas Fox                                Common                       1,000

G. Jehosehba Holdings, Ltd                 Common                      30,000

Harry Galekovich                           Common                       2,500

David Goldman                              Common                      10,000

George Geogatos                            Common                       1,000

George Gonzales                            Common                       1,000

John Gonzales                              Common                       1,000

Edmund Gould                               Common                       2,500

Daniel Griffin                             Common                      10,000

Elizabeth Hagger                           Common                       1,000

Steve Heckart                              Common                       2,500

Mele & Koloa Heimuli                       Common                       1,000


                                       25

Henry Heyer                                Common                       1,000

Michael Himmelberger                       Common                       7,500

Alan Hochster                              Common                       2,000

Thomas Hudson                              Common                       1,000

Soane Huhane                               Common                       2,000

Wallace Hunt                               Common                       1,000

William Irvine                             Common                       1,000

Nick Iskanian                              Common                       2,500

Raghunath Jalapti                          Common                         300

Donald Kapan                               Common                       5,000

Mardiros Keoshgerian                       Common                       2,000

Elias Khalil                               Common                       5,000

Kitchen Studio of Monterey                 Common                       2,000

Ernest Koeppen                             Common                      12,300

Daniel Kowkabany                           Common                       2,500

Navin Kumar                                Common                       1,000

Peter Latu                                 Common                       4,000

In Lee                                     Common                      10,000

Aaron Lehmann                              Common                       1,000

Jeffrey Levinger                           Common                       3,000

Mark Lomazzo                               Common                       1,500

Steven Lynch                               Common                       2,000

Antonio Mangano                            Common                       5,000

Doyle McEacharn                            Common                       2,000

W.Bruce McEacharn                          Common                       5,000

Philip Melfi                               Common                       3,000

Derrick Miles                              Common                       1,000

Joseph Miller                              Common                      12,500

John Monnette                              Common                       2,000

B.R. Moore                                 Common                       1,000

Arthur Murphy                              Common                      20,000

Jennifer Nelson                            Common                       5,000

Donald Neuen                               Common                       1,000

David Nute                                 Common                       1,000

Gui Chul Park                              Common                       5,000

Peter Park                                 Common                       5,000

Rosa Park                                  Common                       5,000

Pio Park                                   Common                       5,000

Young Hee Park                             Common                       5,000


                                       26

George Pedersen                            Common                       1,000

Jacob Perl                                 Common                      75,000

Robert Pendleton                           Common                       3,000

Lindsey Perry                              Common                       5,000

Dan Pettit                                 Common                       1,000

Larry Pickett                              Common                      10,000

Shams Pirbhai                              Common                       2,500

Joseph Ponchart                            Common                       5,000

Quality Filing System                      Common                       2,500

Andrea Ramirez                             Common                       2,000

Martin Ray                                 Common                       1,000

David Ruiz                                 Common                         666

J.E. Sanders                               Common                       1,000

Jay Schiesser                              Common                       5,000

Christine M. Sofranko                      Common                      25,000

Jay Hyung Son                              Common                      25,000

C. Scott Stanley                           Common                       5,000

Jonathan Studer                            Common                       3,000

Eleanor Svedi                              Common                       1,000

Thomas L. & Euna M. Sulzbach               Common                       2,000

Richard Thompson                           Common                      10,000

Ed Toon                                    Common                       5,000

James Trapp, Jr.                           Common                      10,000

Ronald Velarde                             Common                       1,000

Thomas Vellia                              Common                       4,000

Scott Walstead                             Common                       1,000

Mitchell Warnike                           Common                      10,000

Scott Warnike                              Common                       1,000

Francis Weber                              Common                       1,000

John Welker                                Common                      25,000

Gwen Whitcomb                              Common                       1,000

Brian Wilson                               Common                       1,000

Steven Zuckerman                           Common                       1,500

Gilles de Clerck                           Common                       5,000

The Company's transfer agent is Manhattan Transfer Registrar Co., 58 Dorchester Road, Lake Ronkonkoma, New York 11779, (516) 585-7341

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Delaware General Corporation Law, officers and directors of the Company, as well as former officers and directors, are entitled to indemnification from the Company from any action or proceeding whether civil, criminal, or administrative, or investigative to the full extent permitted by law. No director or officer shall have any personal liability to the Company or its stockholders from damages for breach of fiduciary duty as a Director or officer, except that the Directors and Officers may be held liable to the Company or its stockholders for acts or omissions which involve intentional misconduct, fraud or knowing violation of law of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers and directors or persons controlling the Company pursuant to the laws of Delaware, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 6 - -FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                             PAGE

         FINANCIAL STATEMENT (INCEPTION TO DECEMBER 31,1998)

INDEPENDENT AUDITOR'S REPORT                                               29

BALANCE SHEET                                                              30

STATEMENT OF INCOME(LOSS)                                                  31

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                               32

STATEMENT OF CASH FLOW                                                     33

NOTES TO FINANCIAL STATEMENT                                               34

         FINANCIAL STATEMENT (JANUARY 1,1999 TO SEPTEMBER 30,1999)

INDEPENDENT REVIEWER'S REPORT                                              37

BALANCE SHEET                                                              38

STATEMENT OF INCOME (LOSS)                                                 39

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                               40

STATEMENT OF CASH FLOW                                                     41

NOTES TO FINANCIAL STATEMENTS                                              42

                               STEWART H. BENJAMIN
                       CERTIFIED PUBLIC ACCOUNTANT, P. C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803
                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
FoneCash, Inc.
White Plains, New York

I have audited the accompanying balance sheets of FoneCash, Inc. (a Delaware corporation in the development stage) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998 and the period August 7, 1997 (inception) to December 31, 1997, and for the period August 7, 1997 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FoneCash, Inc. as of December 31, 1998 and 1997, and the results of its operations and cash flows for the year and period then ended and from August 7, 1997 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Stewart H. Benjamin
    Certified Public Accountant, P.C.

Plainview, New York
August 27, 1999

                                 FONECASH, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                     ASSETS

                                                                DECEMBER 31,
                                                            1998         1997
                                                          --------     --------
Current assets:
    Cash                                                  $  9,628
    Due from an officer/stockholder                         12,764
                                                          --------     --------
                                                            22,392
                                                          --------     --------
Other assets: (Note 1)
    Organization costs, net                                    263          337
                                                          --------     --------
                                                          $ 22.655     $    337
                                                          ========     ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities: (Note 4)
    Accounts payable                                      $    977
    Loans payable                                            5,000     $ 10,572
                                                          --------     --------
                                                             5,977       10,572
                                                          --------     --------

Stockholders' equity (deficit): (Note 2)
    Preferred stock; $.0001 par value; authorized
        - 5,000,000 shares; issued - none
    Common stock; $.0001 par value; authorized
        - 20,000,000 shares; issued and
        outstanding - 4,204,500 shares in 1998
        and 4,000,000 in 1997                                  420          400
    Additional paid-in capital                              84,965
    Deficit accumulated during the development
    stage                                                  (68,707)     (10,635)
                                                          --------     --------
         Total stockholders' equity (deficit)               16,678      (10,235)
                                                          --------     --------
                                                          $ 22.655     $    337
                                                          ========     ========

The accompanying notes are an integral part of the financial statements.

                                 FONECASH, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                               AUG. 7, 1997     AUG. 7, 1997
                                                YEAR ENDED    (INCEPTION) TO   (INCEPTION) TO
                                               DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                                    1998            1997            1998
                                               ------------    ------------     ------------
Costs and expenses:
    Amortization                                 $      74        $      31        $   105
    General and administrative                      57,998           10,604         68,602
                                                 ---------        ---------        -------

Net loss                                         $ (58,072)       $ (10,635)       $68,707
                                                 =========        =========        =======

Loss per common share                            $   (.014)          $ .003
                                                 =========        =========        =======

Weighted average common shares outstanding       4.045,685        4,000,000
                                                 =========        =========        =======

    The accompanying notes are an integral part of the financial statements.

                                 FONECASH, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE PERIOD AUGUST 7, 1997 (INCEPTION) TO DECEMBER 31, 1998

                                                                                                           DEFICIT
                                                                COMMON STOCK            ADDITIONAL        ACCUMULATED
                                                            ---------------------        PAID-IN             FROM
                                                              SHARES       AMOUNT        CAPITAL          INCEPTION
                                                             ---------      -----       --------         ------------
Balances, August 7, 1997 (Inception)
    Common stock issued for services and costs
      advanced, valued at $.0001 per share                   4,000,000        400
    Net loss for the period                                                                                (10,635)
                                                             ---------      -----       --------         ----------
Balances, December 31, 1997                                  4,000,000        400                          (10,635)
    Common stock issued                                        204,500         20         84,965
    Net loss                                                                                               (58,072)
                                                             ---------      -----       --------         ----------
Balances, December 31, 1998                                  4,204,500      $ 420       $ 84,965         $ (68,707)
                                                             =========      =====       ========         ==========

    The accompanying notes are an integral part of the financial statements.

                                 FONECASH, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                                                AUG. 7, 1997       AUG. 7, 1997
                                                                 YEAR ENDED    (INCEPTION) TO    (INCEPTION) TO
                                                                DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                                    1998            1997              1998
                                                                ------------     ------------      ------------
Cash flows from operating activities:
    Net loss                                                     $(58,072)        $(10,635)        $(68,707)
    Adjustments to reconcile net loss to net cash used in
     operating activities:
        Amortization                                                   74               31              105
        Common stock issued for services
        Changes in assets and liabilities:
        (Increase) decrease in amounts due from an
         officer/stockholder                                      (12,764)                          (12,764)
        Increase (decrease) in accounts payable                       977                               977
        Increase (decrease) in short-term loans                    (5,572)          10,572            5,000
                                                                 --------         --------         --------
        Net cash used in operating activities                     (75,357)             (32)         (75,389)
                                                                 --------         --------         --------

Cash flows from investing activities:
    Organization costs                                                                (368)            (368)
                                                                 --------         --------         --------
        Net cash used in investing activities                                         (368)            (368)
                                                                 --------         --------         --------

Cash flows from financing activities:
    Proceeds from sale of common stock                             84,985              400           85,385
                                                                 --------         --------         --------
        Net cash provided by financing activities                  84,985              400           85,385
                                                                 --------         --------         --------

Net increase (decrease) in cash                                     9,628                             9,628
Cash at beginning of year
                                                                 --------         --------         --------

Cash at end of year                                              $  9,628         $     --         $  9,628
                                                                 ========         ========         ========

Supplemental disclosure of noncash investing and
  financing activities:
    Common stock issued for organizational costs                 $                $                $
                                                                 ========         ========         ========
    Common stock issued for services and costs advanced          $                $                $
                                                                 ========         ========         ========

    The accompanying notes are an integral part of the financial statements.

                                 FONECASH, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The financial statements presented are those of FoneCash, Inc., a development stage company (the "Company"). The Company was incorporated under the laws of the State of Delaware on August 7, 1997. The Company has acquired the rights, to market a patented electronic terminal that is used by retail merchants and in-home salespersons when payment is made with a credit or debit card. Revenues will be generated from sales of the terminals and from transaction charges to banks. No revenues have been earned as of December 31, 1998, but management anticipates to commence sales in the fourth quarter of 1999, or the first quarter of 2000.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

ORGANIZATION COSTS

Organization costs are amortized over five years using the straight-line method.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's payables due to an officer/stockholder is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.


LOSS PER COMMON SHARE

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

NOTE 2 - STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK

Since the date of inception, the Company has issued 4,204,500 shares of common stock, 4,000,000 of which were for services and costs advanced, valued at $.0001 per share. These shares were issued to officers and directors of the Company.

Dividends may be paid on outstanding shares as declared by the Board of Directors from time to time. Each share of common stock is entitled to one vote.

PREFERRED STOCK

No shares of the Company's no par value preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

NOTE 3 - INCOME TAXES

There is no provision for income taxes since the Company has incurred net operating losses. At December 31, 1998, the Company has net operating loss carryforwards of $68,707, of which $58,072 may be available to offset future taxable income through 2018 and $10,635 may be available to offset future taxable income through 2012.

NOTE 4 - LOANS PAYABLE

The Company was indebted to an individual for $5,000 at December 31, 1998. The loan was repaid in July 1999.

NOTE 5 - RELATED PARTY TRANSACTION

The Company provided loans to an officer/stockholder totaling $12,764 as of December 31, 1998. The loans bear interest at 6% and are due within one year.

NOTE 6 - CONSULTING AGREEMENTS

On February 4, 1998 the Company entered into a consulting agreement with East Coast Entertainment, Inc. ("ECE") requiring payments of $50,000 per year in monthly installments once the Company attains gross revenues of $300,000. ECE is entitled to $100,000 annually once the Company achieves $500,000 in gross revenues. ECE is entitled to participate in the Company's stock option plans and group health plans pursuant to the same terms that apply to all senior key executives and other employees of the Company. The agreement is renewable annually for a period often years. No expenses have been recognized under this arrangement for the year ended December 31, 1998.

The Company entered into another consulting agreement with Advance Data Information Corporation ("ADI"), a Taiwan corporation owned by a director/stockholder of the Company, in which ADI will act as the research and development laboratory for the Company. The Company shall have exclusive ownership rights to any and all products that are developed as a result of this agreement. The Company will issue 200,000 shares of its common stock to ADI for services rendered. No shares have been issued under this arrangement as of December 31, 1998.

NOTE 7 - LICENSE AGREEMENT

On November 1, 1997 the Company entered into a license agreement with Thomas J. Ulrich. Under this agreement the Company will acquire an exclusive license under the licensor' s patent rights for U.S. patent number 4,803,719, pertaining to telephone line powered applications, for the primary purpose of utilizing the licensor' s invention through sales of products and services. The Company is required to make payments for a license execution fee based upon capital funding, and for royalties based upon gross sales of all licensed products sold, neither of which has occurred as of December 31, 1998.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803
                                    ---------
                           TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203

To the Board of Directors and Stockholders
FoneCash, Inc.
White Plains, New York

I have reviewed the accompanying balance sheets of FoneCash, Inc. (a development stage company) as of September 30, 1999 and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows, for the nine months ended September 30, 1999 and 1998, and for the period from August 7, 1997 (inception), to September 30, 1999, in accordance with Statements on Standards for Accounting and Review Services, issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of FoneCash, Inc.

A review consists principally of inquiries of Company personnel analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Stewart H. Benjamin
    Certified Public Accountant, P.C.


Plainview, New York
December 28, 1999

                                  FONECASH, INC
                          (A Development Stage Company)
                                 BALANCE SHEETS


                                                      September 30  December 31
                                                           1999        1998
                                                      ------------  -----------
                                     ASSETS
Current assets:
   Cash                                                $     389    $   9,628
   Notes receivable (Note 4)                              40,382
   Inventory (Note 1)                                     15,789
   Prepaid expenses                                       25,000
                                                       ---------    ---------
                                                          81,560        9,628
                                                       ---------    ---------

Property and equipment, net (Note 6)                      18,750

Other assets:
   Organization cost, net (Note 1)                           208          263
   Patent rights, net (Note 7)                             4,250
   Investment, related party (Notes 8 & 11)               50,000
   Cash surrender value of life insurance (Note 9)        12,297
   Deposits (Note 8)                                     271,650
                                                       ---------    ---------
                                                         338,405          263
                                                       ---------    ---------
                                                         438,715        9,891
                                                       =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable                                    $   6,539    $     977
   Due to an officer/stockholder (Note 11)                32,270       45,344
   Loans payable                                                        5,000
                                                       ---------    ---------
                                                          38,809       51,321
                                                       ---------    ---------

Stockholders' equity(deficit): (Note 2)
   Preferred stock; $.0001 par value; authorized -
   5,000,000 shares; issued - none
   Common stock; $.0001 par value; authorized -
   20,000,000 shares; issued and outstanding -
   5,126,172 shares in 1999 and 4,204,500 in 1998            513          420
Additional paid-in capital                               812,629       84,965
Deficit accumulated during the development stage        (413,236)    (126,815)
                                                       ---------    ---------
          Total stockholders' equity                     399,906      (41,430)
                                                       ---------    ---------

                                                       $ 438,715    $   9,891
                                                       =========    =========

              See accompanying notes and accountant's review report

                                 FONECASH, INC.
                          (A Development Stage Company)
                             STATEMENTS OF OPERATION

                                                Nine             Nine           Aug.7,1997
                                             Months Ended     Months Ended     (Inception) to
                                            September 30,    September 30,     September 30,
                                                 1999             1998              1999
                                            -------------    -------------     -------------
Cost and expenses
   Depreciation                               $     6,250     $        --     $     6,250
   Amortization                                       805              55             910
   General and administrative                     282,748          56,381         409,458
                                              -----------     ---------       -----------
                                                  289,803          56,436         416,618
                                              -----------     ---------       -----------

Other Income (expenses)
   Interest income                                  3,382                           3,382
                                              -----------     ---------       -----------

Net loss                                      $  (286,421)    $   (56,436)    $  (413,236)
                                              ===========     ===========     ===========

Primary and diluted loss per common share     $      (.06)    $      (.01)
                                              ===========     ===========     ===========

Weighted average common shares outstanding      4,797,484       4,000,000
                                              ===========     ===========

              See accompanying notes and accountant's review report

                                 FONECASH, INC.
                          (A Development Stage Company)
                  STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
          FOR THE PERIOD AUGUST 7,1997 (INCEPTION) TO SEPTEMBER 30,1999

                                                                                                         Deficit
                                                                                       Additional      Accumulated
                                                       Common            Stock           Paid-in          from
                                                       Shares            Amount          Capital        Inception
                                                      ---------       -----------       --------        ---------
Balances, August 7,1997 (Inception)                                                     $               $
   Common stock issued for services
   and costs advanced, valued at $.0001
   per share                                          4,000,000               400
   Net loss for the period                                                                                (31,605)
                                                      ---------       -----------       --------        ---------

Balances, December 31,1997                            4,000,000               400                         (31,605)
   Common stock issued                                  204,500                20         84,965
   Net Loss                                                                                               (95,210)
                                                      ---------       -----------       --------        ---------

Balances, December 31,1998                            4,204,500               420         84,965         (126,815)
   Common stock issued                                  921,672                93        727,664
   Net loss for the period                                                                               (286,421)
                                                      ---------       -----------       --------        ---------

Balances, September 30,1999                           5,126,172       $       513       $812,629        $(413,236)
                                                      =========       ===========       ========        =========

             See accompanying notes and accountant's review report.

                                  FONECASH, INC
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOW

                                                            Nine           Nine        Aug. 7,1997
                                                        Months Ended   Months Ended   (Inception) to
                                                       September 30,   September 30,  September 30,
                                                            1999           1998            1999
                                                       -------------   -------------  -------------
Cash flows from operating activities
   Net loss                                               $(286,421)    $ (56,436)    $(413,236)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation                                             6,250                       6,250
     Amortization                                               805            55           910
     Common stock issued for services
     Changes in assets and liabilities:
       (Increase) in inventory                              (15,789)                    (15,789)
       (Increase) in prepaid expenses                       (25,000)                    (25,000)
       (Increase) in utility deposit                           (250)                       (250)
       (Decrease) in accounts payable                         1,400                       6,539
                                                                                          5,562
       Increase (decrease) in amounts due to
             officer/stockholder                            (13,074)       20,493        32,270
       Increase (decrease) in short-tern loans               (5,000)
                                                          ---------     ---------     ---------
       Net cash used in operating activities               (345,214)      (34,488)     (420,603)
                                                          ---------     ---------     ---------


Cash flows from investing activities:
   Organization costs                                                                      (368)
   Purchase of property and equipment                       (25,000)                    (25,000)
   Acquisition of patent rights                              (5,000)                     (5,000)
   Increase in notes receivable                             (40,382)                    (40,382)
   Investment in related company                            (50,000)                    (50,000)
   Deposit                                                 (271,400)                   (271,400)
                                                          ---------     ---------     ---------
       Net cash used in investing activities               (391,782)                   (392,150)
                                                          ---------     ---------     ---------
Cash flow from financing activities:
   Proceeds from sale of common stock                       727,757        34,585       813,142
                                                          ---------     ---------     ---------
       Net cash provided by financing activities            727,757        34,585       813,142
                                                          ---------     ---------     ---------

Net increase (decrease) in cash                              (9,239)           97           389
Cash at beginning of period                                   9,628
                                                          ---------     ---------     ---------

Cash at end of period                                     $     389     $      97     $     389
                                                          =========     =========     =========

Supplemental disclosure of noncash investing and
  financing activities:
   Common stock issued for organizational costs           $             $             $
                                                          =========     =========     =========
   Common stock issued for services and costs advanced    $             $             $
                                                          =========     =========     =========

             See accompanying notes and accountant's review report.

                                 FONECASH, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The financial statements presented are those of FoneCash, Inc., a development stage company (the "Company"). The Company was incorporated under the laws of the State of Delaware on August 7, 1997. The Company has acquired the rights to market a patented electronic terminal that is used by retail merchants and in-home salespersons when payment is made with a credit or debit card. Revenues will be generated from sales of the terminals and from transaction charges to banks. No revenues have been earned as of September 30, 1999, but management anticipates sales to commence in the 2000 after real-time tests are performed with a select group of merchants and in-home salespersons.

These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim periods presented. The results of operations for these interim periods are not necessarily indicative of the results to be expected for the full year.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

INVENTORY

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value.

PROPERTY AND EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using the straight-line method over the estimated lives of the assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

INTANGIBLE ASSETS

Intangible assets consist of organization costs and patent rights. Intangible assets are amortized on a straight-line basis over five years. Amortization expense for the nine months ended September 30, 1999 was $805.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's receivables due from an officer/stockholder is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

LOSS PER COMMON SHARE

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

NOTE 2 - STOCKHOLDERS' EQUITY

COMMON STOCK

Since the date of inception, the Company has issued 5,126,172 shares of common stock, 4,000,000 of which were for services and costs advanced, valued at $.0001 per share. These shares were issued to officers and directors of the Company. In 1999 the president of the Company contributed $60,000 to capital in exchange for compensation.

Dividends may be paid on outstanding shares as declared by the Board of Directors from time to time. Each share of common stock is entitled to one vote.

PREFERRED STOCK

No shares of the Company's no par value preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

NOTE 3 - INCOME TAXES

There is no provision for income taxes since the Company has incurred net operating losses. At September 30, 1999, the Company has net operating loss carry forwards of $343,348, of which $311,743 may be available to offset future taxable income through 2018 and $31,605 may be available to offset future taxable income through 2012.

NOTE 4 - NOTE RECEIVABLE

Pursuant to a letter of intent dated June 5, 1999 to purchase a majority of the common stock of Fusion Capital Corp. ("Fusion"), a Florida corporation, entered into by the Company and Fusion, the Company simultaneously issued a loan to Fusion of $37,000 to be paid in 10 equal installments from June 14,1999 through August 16,1999. Ten separate promissory notes of $3,700 were executed, each providing for interest at a rate of 6% and each payable within 6 months. The balance due on the notes was $40,382 as of September 30, 1999 includes accrued interest of $3,382.

Fusion was organized in 1996 and had been in the business of placing credit card terminals among merchants and has a trained sales force and proven revenues. Such an acquisition would alleviate the need for the Company to recruit, hire and train its own sales force for the placement of the FoneCash terminals. Discussions on the proposed acquisition have commenced but no definitive terms have been agreed upon.

NOTE 5 - PREPAID EXPENSES

Prepaid expenses consists of a payment of $25,000 on April 29,1999 for the cost of printing brochures containing product and company information. The printing costs will be charged to income as the brochures are distributed. No brochures have been distributed as of September 30,1999.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consist entirely of a production mold purchased on February 24, 1999 for $25,000. The mold has an estimated useful life of 3 years and is depreciated using the straight-line method. Depreciation expense was $6,250 for the nine months ended September 30, 1999.

NOTE 7 - PATENT RIGHTS

On November 1, 1997 the Company entered into a license agreement with Thomas J. Ulrich. Under this agreement the Company will acquire an exclusive license under the licensor's patent rights for U.S. patent number 4,803,719, pertaining to telephone line powered applications, for the primary purpose of utilizing the licensor's invention through sales of products and services. The Company is required to make payments of $30,000 for a non-refundable license execution fee based upon capital funding, and for royalties based upon gross sales of all licensed products sold. As of September 30, 1999 a license execution fee of $5,000 was capitalized and is being amortized over the remaining life of the patent of 5 years. The balance of the license execution fee of $25,000 is due upon funding of an Initial Public Offering or other financing exceeding $500,000. The agreement also provides for a royalty of 3% of the gross sales of all licensed products and an annual minimum fee of $10,000 in 2000 and $20,000 for each year thereafter. In addition, minimum sales revenues of $500,000 for the year 2000 to a total of $2 million in sales after the year 2003 and thereafter were agreed to.

NOTE 8 - LONG -LIVED ASSETS

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by an asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The related party investment is carried at cost, as there is no readily available market for these shares. No impairment loss has been recorded since there have been no significant adverse changes in legal factors or the business climate that could affect the value of the asset.

NOTE 9 - CASH SURRENDER VALUE OF LIFE INSURANCE

The variable universal life insurance policy carried on the life of the president of the Company has a cash value of $12,297 on September 30,1999. There were no borrowings against the cash surrender value.

NOTE 10 - DEPOSITS

Deposits consists of a utility deposit of $250 and an escrow deposit of $271,400. On June 14, 1999 the Company's Board of Directors approved a resolution to purchase a reporting company with publicly trading stock registered on the OTC Bulletin Board. Management of the Company has taken such action as a means of listing its stock and protecting its investors' interest. The deposit is held with an escrow agent who has knowledge of various "shell" companies. The escrow


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agent's fee is 10% of the escrow deposit. The escrow agreement terminates and the escrow balance becomes refundable if the Escrowee is unable to locate a target "shell" company within 180 days. The Company has indicated its intention to purchase one of two "shell" companies that are currently being reviewed.

NOTE 11 - RELATED PARTY TRANSACTIONS

The Company was indebted to an officer/stockholder for expenses advanced on behalf of the Company, in the amount of $32,270 at September 30,1999. There are no specific terms for repayment.

The Company leases its executive offices and storage facilities from the president of the Company under a month-to-month operating lease. Rent expenses of $17,373 was charged to operations during the nine months ended September 30,1999, and $32,485 was charged to operations for periods prior to 1999.

The Company utilizes Advance Data Information Corporation ("ADI"), a Taiwan corporation owned by a director/shareholder of the Company, as its research and development laboratory. Research and development expenses under this arrangement totaling $39,215 were charged to operations during the nine months ended September 30,1999.

The Company purchased 1,000,000 shares representing an 8% interest in Tradeandswap.com, Inc. ("Trade and Swap") for $50,000. A consultant of the Company is a shareholder and principal officer of Trade and Swap. Tradeandswap.com, Inc. is a privately-held corporation that facilitates barter and trade swaps for individuals and businesses over a proprietary Internet web site. The investment in Trade and Swap is carried at cost, as there is no readily available market for these shares. The Company reviews the carrying value of its investment on a daily basis through discussions with its consultant.

NOTE 12 - CONSULTING AGREEMENTS

On February 4, 1998 the Company entered into a consulting agreement with East Coast Entertainment, Inc. ("ECE") requiring payments of $50,000 per year in monthly installments once the Company attains gross revenues of $300,000.ECE will be assigned administrative duties including, but not limited to, publicity, advertising, public relations, investors relations programs, news releases, hiring of all necessary outside contractors for any specialized projects, printing and development of the Company's annual reports, preparation of any design, print or art work, camera ready art, distribution of reports and corporate releases to State and Federal securities agencies. ECE is entitled to $100,000 annually once the Company achieves $500,000 in gross revenues. ECE is entitled to participate in the Company's stock option plans and group health plans pursuant to the same terms that apply to all senior key executives and other employees of the Company. The agreement is renewable annually for a period of ten years. No expenses have been recognized under this arrangement for the six months ended September 30, 1999.


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The Company entered into another consulting agreement with Advance Data
Information Corporation ("ADI"), a Taiwan corporation owned by a director/stockholder of the Company, in which ADI will act as the research and development laboratory for the Company. The Company shall have exclusive ownership rights to any and all products that are developed as a result of this agreement. The Company will issue 200,000 shares of its common stock to ADI for services rendered. No shares have been issued under this arrangement as of September 30, 1999.


                                    PART III

ITEM 1 - INDEX TO EXHIBITS *

* The Company's Exhibits were submitted with its first registration statement, dated December 28, 1999.


                                           FoneCash, Inc

Date:                                      /s/Daniel E. Charboneau


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